Exhibit 77C

Morgan Stanley Institutional Fund, Inc. - Emerging
Markets Domestic Debt
Special Shareholder Meeting
September 21, 2015

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:			250,772.237
Against:	  	708.000
Abstain:	  	447.000